John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

April 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC  20549

Re:	Mega Matrix Corp. (formerly known as AeroCentury Corp.)
Registration Statement on Form S-1 Filed January 18, 2022
File No. 333-262217

Dear Sir/Madam:

On behalf of Mega Matrix Corp. (formerly known as AeroCentury Corp.) (the “Company”), we are responding to the Staff’s comment letter dated February 2, 2022. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Registration Statement on Form S-1 Filed January 18, 2022

Incorporation of Information by Reference, page 10

1.	We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2021, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and update this section accordingly.

Response:	The Company has filed its Form 10-K for the fiscal year ended December 31, 2021, which has been incorporated by reference to the prospectus pursuant to General Instruction VII.to Form S-1.

Exhibits

Exhibit 5.1

2.	We note that you are registering 8,760,935 shares of the Company’s common stock, yet your legal opinion suggests you are registering up to 14,354,635 shares. Please revise for consistency.

Response:	The legal opinion has been revised to refer to 2,397,305 shares of common stock.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA MARYLAND • MASSACHUSETTS • MINNESOTA • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA • OHIO OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

April 21, 2022

General

3.	We note that, as a result of your 2021 bankruptcy proceedings, the company experienced a change in control and new management. In addition, we note that Mr. Hu, your Chairman, Chief Executive Officer and President, is located in China. Please disclose where the company’s operations are currently conducted and where you expect them to be conducted as you develop your GameFi business.

Response:	All of the Company’s operations are located in the United States which has been disclosed in the Registration Statement. The Company has no operations located in China or other country outside the United States.

Please contact me at 916-646-8288 or my partner, Daniel B. Eng, at 415-262-8508 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com